Exhibit n.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Solar Capital Ltd.:

We consent to the use of our reports, dated March 1, 2010, with respect to the consolidated statements of assets and liabilities, including the consolidated schedules of investments, of Solar Capital LLC as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in net assets and cash flows for each of the years in the two year period ended December 31, 2009 and the period March 13, 2007 (inception date) through December 31, 2007 and the report with respect to the financial statement schedule under the caption “Senior Securities” incorporated by reference herein for Solar Capital LLC and to the references to our firm under the headings “Independent Registered Public Accounting Firm” and “Selected Financial and Other Data” in the prospectus.

New York, New York

May 10, 2010